US federal court grants ‘Preliminary Injunction’ to halt EPA regulatory process at Pebble

November 25, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that U.S. Federal District Court for Alaska Judge H. Russell Holland has granted the Pebble Limited Partnership’s (“Pebble Partnership” or “PLP”) request for a Preliminary Injunction in its litigation against the U.S. Environmental Protection Agency (“EPA”).

“Although the decision is a procedural victory and does not resolve our claims that EPA pursued a biased and predetermined 404c veto initiative against Pebble by not complying with the requirements of the Federal Advisory Committee Act (“FACA”), the decision is important for several reasons,” said Tom Collier, CEO of the Pebble Partnership.

“Specifically, the court has granted a Preliminary Injunction that blocks EPA from taking any further steps in the 404c regulatory process it has initiated at Pebble before Judge Holland is able to issue a final decision on the merits of our FACA case. We expect the case may take several months to complete. This means that, for first time, EPA’s march to preemptively veto Pebble has been halted.”

Collier noted that PLP has raised concerns regarding FACA violations—including that EPA secretly colluded with environmental activists to bring about a predetermined result before undertaking any scientific inquiry—entirely based on the select documents that EPA has disclosed in response to Freedom of Information Act (“FOIA”) requests.

Collier: “We know these are only the tip of the iceberg. We now have the opportunity to conduct discovery regarding all relevant documents and to conduct depositions of the key people involved in the EPA process. The documents we have been able to review thus far disclose more than 500 contacts between EPA and activists. We fully expect that once we have access to all documents there may be many times that number.”

Collier noted that one criterion that must be met as a prerequisite for a court granting a Preliminary Injunction is that the claimant has a “likelihood of success on the merits.” Although EPA argued strongly that the Pebble Partnership could not meet that test, the court found that it has.

“We are heartened by this procedural ruling in Pebble’s favour, and look forward to the discovery process and the opportunity to fully argue the merits of our case before the court,” said Northern Dynasty President & CEO Ron Thiessen. “We continue to believe that Pebble is a mineral resource of national importance that deserves to be comprehensively reviewed by federal and state regulatory agencies under the National Environmental Policy Act and Clean Water Act.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sealevel, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for open pit and underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.